February 17, 2017
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE: Herman Miller, Inc.
Form 10-K for the Year ended May 28, 2016
Filed July 26, 2016
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") set forth in your letter dated February 3, 2017 with respect to the above referenced filing. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended May 28, 2016
Management’s Discussion and Analysis, page 17

1.
We note the correction in the second quarter of fiscal 2016 of the immaterial error related to the accrual for product warranties. Please explain to us the following: i) the specific nature of the error related to this accrual; ii) how the error was detected; and iii) the period(s) in which the error occurred. Further tell us how you considered this error in determining that disclosures controls and procedures were effective at May 30, 2015 and at each subsequent reporting period.

Response:

In the normal course of business, Herman Miller, Inc. ("company") encounters situations in which claims are made by customers for the replacement of products under the company's stated warranty policy, as well as additional customer claims related to product failures that are not within the scope of the warranty policy. In order to maintain positive customer relationships, the company does from time to time honor customer claims for product issues that fall outside the stated warranty policy. Prior to the second quarter of fiscal 2016, the company estimated and accrued a warranty obligation in accordance with ASC 450, only for warranty claims that fell within the scope of the stated warranty policy. Historically, the company concluded customer claims outside of the stated warranty policy were specific management decisions at the time the customer claim was honored and were therefore expensed as incurred as it was determined that the liability for these costs was not probable and estimable at the time of the original sale.

During the second quarter of fiscal 2016, in response to inquiries from the company's external audit firm the company revisited its conclusions related to the accounting treatment of customer claims outside of the stated warranty policy. The company further assessed its history of honoring customer claims outside of the stated warranty policy, and concluded that a consistent history of honoring such customer claims existed and that an implied warranty had been established to maintain a desired level of satisfaction with customers. Accordingly, consistent with the guidance in ASC 450, as of the November 28, 2015 interim financial statements (the second quarter of fiscal 2016), the company began including the estimated future costs related to these implied warranty claims within its warranty accrual and made a correction to the balance sheets and related disclosures for all periods presented.

The company estimated the incremental warranty reserve required to consider the impact of the implied warranty claims as of the end of fiscal 2013, fiscal 2014, fiscal 2015, and as of the second quarter of fiscal 2016, and determined the estimated incremental warranty reserve was approximately $12.5 million for each period. As such, the impact to earnings as a result of the error from changes to the reserve was nominal and the correction of the error impacted only the balance sheets for the periods presented.

The company has historically had effective controls in place to identify, track, review and approved both its stated and implied warranty claims within a customer relationship management system. Additionally, the company has monitored the volume of the implied warranty claims and the impact of excluding these claims from its accrued warranty liability. We acknowledge our controls at May 30, 2015 did not include a reassessment of whether customer claims honored outside the stated warranty policy represent an implied warranty to be included in the company’s warranty liability. However, we concluded the remediation of this control did not represent a material weakness or a material change to our internal controls at May 30, 2015, and the control was remediated at November 28, 2015.

Controls and Procedures, page 82

2.
You disclose on page 21 the Enterprise Resource Planning System (ERP) at DWR was implemented during the second quarter of fiscal 2016. We further note disclosure in your Form 10-K for the year ending May 28, 2016 and Form 10-Q for the quarter ending November 28, 2015 that you experienced interruptions associated with the implementation of the ERP and related remarks from the CEO in the Q&A portion of the fourth quarter of fiscal 2016 earnings call transcript regarding the implementation. To the extent the implementation of this system has materially affected your internal controls over financial reporting or resulted in any material changes to internal controls over financial reporting, you should provide disclosures required by Item 308(c) of Regulation S-K.

Response:

As disclosed in our fiscal 2016 Forms 10-K and second quarter fiscal 2016 10-Q, the company's Design Within Reach (DWR) subsidiary implemented a new ERP system at the beginning of the second quarter of fiscal 2016. In the weeks immediately following the implementation the company experienced some operational disruptions relating to order fulfillment in the new system. These matters were substantially resolved within the first 30 days after implementation, but resulted in certain instances of customer dissatisfaction during this period that became a meaningful distraction to our sales teams and other resources. This resulted in a reduction of orders and sales during the quarter along with higher-than-normal sales returns, increased freight charges and additional product and service concessions in an effort to maintain customer goodwill. While the order fulfillment disruptions resulting from the ERP implementation adversely impacted the company's operating results, effective internal controls over financial reporting were in place and effective at DWR during this period. Therefore, the ERP implementation did not materially affect our internal controls over financial reporting nor did it result in a material change in internal controls over financial reporting. We acknowledge the disclosure requirements of Item 308(c) of Regulation S-K and will be mindful of these requirements in the future.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-8538.

Very truly yours,

/s/ Jeffrey M. Stutz
Jeffrey M. Stutz
Chief Financial Officer
(Duly Authorized Signatory for Registrant)